FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG

Société Anonyme with a share capital of €17,706,519

Registered office: Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris

No.: 969 202 241 – RCS Paris

Information Related to the Availability of

the Document de Référence and Report on Form 20-F for 2016

Paris, France – May 1, 2017

CGG announced that its Document de référence and report on Form 20-F for 2016 were filed today with the Autorité des Marchés Financiers (AMF) and the SEC respectively.

Both documents are available to the public under the conditions provided by law.

They are also available on the Company’s website (www.cgg.com) under the Investors/Financial Reports section as well as on the AMF website for the Document de référence (www.amf-france.org) and the SEC website for the report on Form 20-F (www.sec.gov).

The following information is included in the Document de référence:

•	the report of the Chairman on the composition, preparation and organization of the board of directors’ work, on internal control and risk management along with the related auditors’ report;

•	the auditors’ reports on the financial statements and the information related to their fees;

•	the description of the share buyback program; and

•	the annual financial report mentioned under article L.451-1-2 of the French Code Monétaire et Financier.

Our audited financial statements for fiscal year 2016 are also included in the Document de référence and the report on Form 20-F, filed with the AMF and the SEC on May 1, 2017.

As of this day, the discussions between the Company and some of its creditors for its financial restructuring are still on-going. The Company will disclose its 2017 first quarter results on May 12, 2017.

A printed copy of these documents is available upon request, free of charge, if you call our Investor Relations Department at: +33.1.64.47.35.46, or send an email to invrelparis@cgg.com or write to: CGG – Investor Relations Department – Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris, France.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 1st, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer